EXCELLENCE

Adit Laixuthai, Ph.D.
First Senior Vice President

[redacted]

08001477

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref No. OS.090/2008

March 20, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

SEC
Mail Processing
Section
MAR 20 2008
Washington, DC
100

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Mar 20, 08

PROCESSED
MAR 28 2008
THOMSON
FINANCIAL

dlw 3/27

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

SS.08-00150/2008

March 19, 2008

SEC
Mail Processing
Section

MAR 2 0 2008

Washington, DC
100

To President

The Stock Exchange of Thailand

Re: Closing Book Date for Interest Payment to Subordinated Debenture Holders (KBNK13OA)

We, KASIKORNBANK PUBLIC COMPANY LIMITED as the Registrar of the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED (KBNK13OA), which have issued the third Subordinated Debenture (KBNK13OA) of KASIKORNBANK PUBLIC COMPANY LIMITED with the maturity of 2013, at par value of Baht 1,000, total units of 12,000,000, and total value of Baht 12,000,000,000, and quarterly interest payment at 16 January, 16 April, 16 July, and 16 October of each year.

As the seventeenth interest payment of the third Subordinated Debenture (KBNK13OA) will be made on April 16, 2008, we would like inform you the details of the sixteenth interest payment of the third Subordinated Debenture (KBNK13OA), which is calculated by the rate 3.75 percent per annum and 91 days duration – from January 16, 2008 to April 15, 2008. And, we will close the book for interest payment at noon of April 2, 2008.

Please be informed accordingly.

Sincerely yours,

(Mr. Surin Samranrit)
Vice President
Securities Services Department
Tel. 0 2470 1981 - 3

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 開泰農民銀行

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. OS.091/2008

March 20, 2008

SEC
Mail Processing
Section

MAR 20 2008

Washington, DC
100

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai

Mar 20, 08

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Summary Statement of Assets and Liabilities [1/]

As at 29 February 2008

Assets	Baht	Liabilities	Baht
Cash	17,359,917,082.41	Deposits	824,040,503,990.16
Interbank and money market items	97,944,689,985.75	Interbank and money market items	16,565,300,566.17
Securities purchased under resale agreements		Liabilities payable on demand	7,097,257,918.41
Investments in securities, net	100,398,537,874.64	Securities sold under repurchase agreements	
(with obligations 5,638,791,005.11 Baht)		Borrowings	54,604,869,471.68
Credit advances (net of allowance for doubtful accounts)	758,241,375,832.21	Bank's liabilities under acceptances	1,465,497,137.22
Accrued interest receivables	1,213,055,644.18	Other liabilities	37,259,146,418.86
Properties foreclosed	11,233,049,708.50	Total liabilities	941,652,574,902.60
Customers' liabilities under acceptances	1,485,497,137.22		
Premises and equipment, net	24,269,209,476.59	**Shareholders' equity**	
Other assets	35,548,286,535.23	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,932,601,930.00
		Reserves and net profit after appropriation	58,925,361,072.38
		Other reserves and profit and loss account	21,183,660,178.95
		Total shareholders' equity	104,041,643,176.33
Total Assets	1,045,694,218,078.93	Total Liabilities and Shareholders' Equity	1,045,694,218,078.93
Customers' liabilities under unmatured bills	6,047,870,025.34	Bank's liabilities under unmatured bills	6,047,870,025.34
Total	1,051,742,088,104.27	Total	1,051,742,088,104.27

	Baht
Non-Performing Loans 2/(net) as at 31 December 2007 (Quarterly)	16,776,304,633.74
(2.05% of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as at 31 December 2007 (Quarterly)	21,408,970,987.94
Actual allowace for doubtful accounts	25,144,059,419.07
Loans to related parties	28,301,652,955.19
Loans to related asset management companies	2,150,000,000.00
Loans to related parties due to debt restructuring	816,578,038.29
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	112,700,456,193.85
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	1,477,878,260.60
Letters of credit	21,805,426,645.24

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as at 31 December 2007 (Quarterly) 31,914,750,240.02

(4.06% of total loans before allowance for doubtful accounts)

END

MW.